4 1 NYSE 0001103176 hm*swn4t Officer Spherion Corporation 914536 36-3536544 04/30/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Livonius, Robert (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 04/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) EVP & COO 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
-----------------------------------------------------------------
---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
-----------------------------------------------------------------
---------------------- Deferred Stock Units 04/22/02 Common Stock
25,000.0000 25,000.0000 D Direct Incentive Stock Option (Right 01/31/02 Common Stock 5,368.0000 0.0000 D Direct to buy)
Incentive Stock Option (Right 01/31/02 Common Stock 7,728.0000
0.0000 D Direct to buy) Non-Qualified Stock Option 01/31/02 Common Stock 44,632.0000 0.0000 D Direct (Right to buy) Non-Qualified Stock Option 01/31/02 Common Stock 125,000.0000 0.0000 D Direct (Right to buy) Non-Qualified Stock Option 01/31/02 Common Stock 76,000.0000 0.0000 D Direct (Right to buy) Non-Qualified Stock Option 01/31/02 Common Stock 117,272.0000 0.0000 D Direct (Right to buy) Explanation of Responses: (1) Vesting of performance Deferred Stock Units (DSUs) awarded 4/10/2001, based on the closing price of the Company's stock meeting or e xceeding specific target prices set. (2) Options cancelled under Company's stock option exchange program filed on Schedule TO (as amended) with the SEC on 12/21/2001. (3) Stock Options granted 02/05/97 are exercisable commencing 02/05/98 on a cumulative basis as follows 1/3 on 02/05/98; 1/3 on 02/05/99 ; 1/3 on 02/05/00. (4)
Stock options granted 1/1/98 are exercisable commencing 1/1/99 on a cumulative basis as follows: 1/4 on 1/1/99; 1/4 on 1/1/00; 1/4
o n 1/1/01; 1/4 on 1/1/02. (5) Stock options granted 7/2/99 are exercisable commencing 7/2/00 on a cumulative basis as follows:
1/3 on 7/2/00; 1/3 on 7/2/01; 1/3 o n 7/2/02. (6) Stock options granted 1/1/99 are exercisable commencing 1/1/00 on a cumulative basis as follows: 1/3 on 1/1/00; 1/3 on 1/1/01; 1/3 o n 1/1/02
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
-----------------------------------------------------------------
-------------------------------- Common Stock 04/22/02 M
25,000.0000 (1A $0.0000 72,853.0000 D Direct ) Common Stock
4,803.9100 I By DCP
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
-----------------------------------------------------------------
------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
-----------------------------------------------------------------
------------------------------------------------------------
Deferred Stock Units $0.0000 04/22/02 M 25,000.0000 (1) 04/10/11
Incentive Stock Option (Right $18.6250 01/31/02 D V 5,368.0000
(2) 02/05/98 (3) 02/05/07 to buy) Incentive Stock Option (Right $25.8750 01/31/02 D V 7,728.0000 (2) 01/01/99 (4) 01/01/08 to
buy) Non-Qualified Stock Option $18.6250 01/31/02 D V 44,632.0000
(2) 02/05/98 (3) 02/05/07 (Right to buy) Non-Qualified Stock Option $20.8500 01/31/02 D V 125,000.0000 (2) 07/02/00 (5)
07/02/09 (Right to buy) Non-Qualified Stock Option $23.3750 01/31/02 D V 76,000.0000 (2) 01/01/00 (6) 01/01/09 (Right to buy)
Non-Qualified Stock Option $25.8750 01/31/02 D V 117,272.0000 (2)
01/01/99 (4) 01/01/08 (Right to buy)

SIGNATURE OF REPORTING PERSON /S/ Livonius, Robert DATE 05/01/02